Exhibit 8.2

Crowe Horwath LLP Independent Member Crowe Horwath International 9600 Brownsboro Road, Suite 400 Louisville, Kentucky 40252-0649 Tel 502.326.3996 Fax 502.420.4400 www.crowehorwath.com

Board of Directors

Poage Bankshares, Inc.

1500 Carter Avenue

Ashland, Kentucky 41101

Re: Tax opinion regarding certain Kentucky Corporate and Individual Income Tax Consequences of the Acquisition of Commonwealth Bank, F.S.B.

To the Members of the Board of Directors:

Scope of Opinion

You have asked for our opinion with regard to the Kentucky income tax treatment of the conversion and merger of Commonwealth Bank, F.S.B. (“Bank”) as outlined in the Merger Agreement and Plan of Conversion Merger (collectively, the “Plan”) dated as of September 9, 2014 and adopted by Town Square Bank’s (“Town”) Board of Directors on August 19, 2014 and by the Bank’s Board of Directors on September 4, 2014. Our opinion will address the Kentucky individual and corporate income tax treatment of the following items:: (i) the conversion of Bank from a mutual savings association to a stock savings association (the “Stock Bank”); (ii) the merger of Stock Bank with and into Town, a federal stock savings association and the wholly owned subsidiary of Poage Bankshares, Inc. (the “Holding Company”), (iii) the Stock Bank’s receipt of money in exchange for shares of its common stock; (iv) the Kentucky individual income tax treatment of Eligible Account Holders, Supplemental Eligible Account Holders, and Other Depositors of Bank who are Kentucky residents upon the issuance to them of withdrawable deposit accounts in Town in the same dollar amount as their savings accounts in Bank plus an interest in the liquidation account of Stock Bank in exchange for their withdrawable deposits in Bank; and (v) the Kentucky individual income tax treatment of Eligible Account Holders, Supplemental Eligible Account Holders, and Other Depositors of Bank who are Kentucky residents upon the distribution to them of the nontransferable subscription rights to purchase shares of Poage common stock, provided that such nontransferable subscription rights do not have a fair market value greater than zero.

In rendering our opinion, we have relied on the facts, assumptions and Federal income tax conclusions set forth in the Federal Tax Opinion issued by Luse Gorman Pomerenk & Schick (the “Law Firm”) on December 16, 2014 and your representation letter dated December 15, 2014. We have assumed that these facts are complete and accurate and we have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided all of the facts necessary to render our opinion.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

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In our opinion we have only considered the individual income tax, corporate income tax and limited liability entity tax imposed by Chapter 141 of the Kentucky Revised Statutes (KRS). We have not considered any other non income tax, franchise tax, state, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any state, local or foreign tax issues. We also express no opinion on nontax issues such as corporate law or securities law matters. We express no opinion other than that as stated below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In connection with our opinion, we have examined originals or copies, certified or otherwise, and identified to our satisfaction the Merger Agreement and Plan of Conversion Merger and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In our examination, we have assumed the conformity to the originals of all documents submitted to us as copies. We have also relied upon the assumptions that (i) all signatures are genuine and all documents submitted to us, both originals and copies, are authentic, (ii) each document examined by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been or will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof, and (iv) the factual matters, statements, and recitations contained in the documents are accurate, true and complete.

Statement of Facts/Assumptions

The Holding Company, a Maryland corporation, is a savings and loan holding company that owns 100% of the outstanding shares of Town (formerly known as Home Federal Savings and Loan Association.). Town is a federal savings association headquartered in Ashland, Kentucky with banking offices located in Boyd, Greenup, Lawrence and Jessamine Counties. Bank is a federally-chartered mutual savings association with one office in Mt. Sterling, Kentucky.

As a federally-chartered mutual savings association, the Bank has no authorized capital stock. Instead a depositor in the Bank is entitled to payment of interest on his account balance as declared and paid by the Bank. A depositor has no right to a distribution of any earnings of the Bank except for interest paid on his deposit, but rather, such earnings become retained earnings of the Bank. However, a depositor has a right to share, pro rata, with respect to the withdrawal value of his account, in any liquidation proceeds distributed in the event the Bank is liquidated. All of the interests held by a depositor cease when such depositor closes his account with the Bank. In connection with and at the time of the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders will exchange their liquidation rights in the Bank for an interest in a liquidation account (the “Liquidation Account”) established at the Stock Bank (and its successor Town). The Bank is converting from mutual to stock form of ownership and simultaneously merging with and into Town, with Town as the resulting institution. Upon completion of the Plan, the Bank will cease to exist as a separate entity.

Proposed Transaction

Pursuant to the Plan, the following will occur:

i)	Bank will convert from a federally-chartered mutual savings association to a federally-chartered stock savings association;
ii)	The Holding Company, in conjunction with the conversion, will acquire for cash 1,000 shares of common stock of the Stock Bank issued for $1.00 per share;
iii)	Immediately thereafter, Stock Bank will merge with and into Town, with Town as the survivor, and the common stock of the Stock Bank held by the Holding Company will be cancelled.

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The Holding Company will issue shares of its voting common stock (the “Common Stock”), in connection with the mutual-to-stock conversion of the Bank, to persons purchasing such shares in a Subscription Offering. Following regulatory approval, the Plan provides for the offer and sale of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (i) Eligible Account Holders of the Bank, (ii) Supplemental Eligible Account Holders of the Bank, and (iii) Other Members of the Bank, all as described in the Plan. All shares must be sold, and to the extent the stock is available, no subscriber will be allowed to purchase fewer than 25 shares of Common Stock. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering to members of the public (the “Community Offering”) for the sale of shares not purchased under the preference categories, and a syndicated community offering (the “Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Bank, as converted. The estimated pro forma market value will be determined by Keller & Company, Inc., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of the Common Stock.

Kentucky Corporation Income Tax – Law and Analysis

Kentucky imposes income tax on “[e]very corporation doing business in this state” and provides that each corporation “shall pay for each taxable year a tax to be computed by the taxpayer on taxable net income.”1 Taxable net income is defined to be “net income” as defined in subsection (13) of this section.”2 That section defines net income as “’gross income’ as defined in subsection (12)”3 which is further explained to be income detailed in “Section 61 of the Internal Revenue Code and as modified by KRS 141.0101.”4 Kentucky has adopted the Internal Revenue Code as of December 31, 2013 with limited modifications.5

Accordingly, the taxable income as reported by a taxpayer to Kentucky begins with income calculated under Section 61 of the Internal Revenue Code. Federal taxable income is then subject to various state-specific additions and subtraction modifications, which primarily appear in the definition of net income6 and gross income7. There is no provision of Kentucky law that modifies the federal income tax treatment of this Plan.

Kentucky Limited Liability Entity Tax – Law and Analysis

Kentucky also imposes a Limited Liability Entity Tax (“LLET”) on “every corporation and every limited liability pass-through entity doing business in Kentucky on all Kentucky gross receipts or Kentucky gross profits except as provided in this subsection.”8 Gross receipts are defined to mean “an amount equal to the computation of the denominator of the sales factor under the provisions of KRS 141.120(8)(c).”9 The sales factor computation provides that the denominator of the apportionment factor is made up of the “total sales of the corporation everywhere during the tax period.”10 By reference to the apportionment statute, which is computed in light of

1 Ky. Rev. Stat. Ann. § 141.040(1)

2 Ky. Rev. Stat. Ann. § 141.010(14)

3 Ky. Rev. Stat. Ann. § 141.010(13)

4 Ky. Rev. Stat. Ann. § 141.010(12)

5 Ky. Rev. Stat. Ann. § 141.010(3)

6 Ky. Rev. Stat. Ann. § 141.010(13)

7 Ky. Rev. Stat. Ann. § 141.010(12)

8 Ky. Rev. Stat. Ann. § 141.0401(2)(a)

9 Ky. Rev. Stat. Ann. § 141.040(12)(b)

10 Ky. Rev. Stat. Ann. § 141.120(8)(c)

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Kentucky’s adoption of the Internal Revenue Code11, the present situation would not render gross receipts or gross profit. Therefore, the transactions as described in the Plan would not create any related Limited Liability Entity Tax.

Taxation of Kentucky Banks and Savings and Loan Associations – Law and Analysis

Kentucky statutes impose separate and distinct franchise taxes on banks and savings and loan associations. The franchise tax on banks is imposed by KRS 136.505 and the franchise tax on savings and loan associations is imposed by KRS 136.300. Each of these taxes is imposed based on a formulaic valuation of the bank or savings and loan’s capital stock. KRS 141.040 provides that banks and savings and loan associations are exempt from the imposition of Kentucky income tax. Identical exemptions are provided in KRS 141.0401 with respect to the imposition of the LLET.

Because of these exemptions, Bank, Stock Bank and Town are not subject to Kentucky income tax or LLET. As a result, we offer no opinion on the Kentucky income tax consequences of the Plan.

Individual Income Taxation of Kentucky Resident Individuals

Kentucky imposes an individual income tax on the entire net income of each resident individual of the state.12 The tax is computed by applying the state tax rates, as outlined in the Kentucky statutes, to net income and subtracting allowable tax credits.13 Net income is defined as adjusted gross income, which is defined as gross income as defined in Section 61 of the Internal Revenue Code subject to deductions allowed by Section 62 of the Internal Revenue Code and specific Kentucky modifications.14 Using federal adjusted gross income as the starting point for calculating an individual’s Kentucky adjusted gross income serves to incorporate the Code into Kentucky law. Moreover, Kentucky has expressly adopted the Code as it exists effective December 31, 2013.15

There is no provision of Kentucky law that modifies the federal income tax treatment of Kentucky resident individuals of the Plan.

Opinion

Our opinion is based on the foregoing facts and management’s representation that the transaction was consummated in accordance with the terms of the Merger Agreement and Plan of Merger Conversion. In rendering our opinion, we have relied on the Law Firm’s Federal Tax Opinion and applicable Kentucky state tax laws. Based upon and subject to the foregoing, we are of the opinion that, under the current Kentucky Corporation Income Tax and LLET statutes and attendant regulations, in effect as of the date of this letter, with regard to the Plan:

i)	Kentucky does not impose corporate income tax or LLET on banks or savings and loan associations. Accordingly we offer no opinion on the corporate income tax or LLET treatment of the following items:

a.	The Bank’s conversion from a mutual savings association to a stock savings association, nor do we offer an opinion on the corporate income.
b.	The conversion merger of Stock Bank with and into Town.
c.	The Stock Bank’s receipt of money in exchange for shares of its common stock.

11 Ky. Rev. Stat. Ann. § 141.010(12)

12 Ky. Rev. Stat. Ann. §141.020(1)

13 Id.

14 Ky. Rev. Stat. Ann. §141.010(9)-(11)

15 Ky. Rev. Stat. Ann. §141.010(3)

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ii)	It is more likely than not that the federal tax treatment of the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Depositors of Bank who are Kentucky resident individuals upon the issuance to them of withdrawable deposit accounts in Town in the same dollar amount as their savings accounts in Bank plus an interest in the liquidation account of Stock Bank in exchange for their withdrawable deposits in Bank will be respected for purposes of the Kentucky Individual Income Tax.

iii)	It is more likely than not that the federal tax treatment of the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Depositors of Bank who are Kentucky resident individuals upon the distribution to them of the nontransferable subscription rights to purchase shares of Poage common stock will be respected for purposes of the Kentucky Individual Income Tax.

Limitations on Opinion

Our opinion is as of December 16, 2014 and we have no responsibility to update this opinion for events transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

Our opinion is based upon our interpretation of Kentucky Revised Statutes, Kentucky Administrative Regulations, Kentucky Department of Revenue administrative interpretations and judicial interpretations, as of the date of this letter, all of which are subject to change. If there is a change, including a change having retroactive effect, in the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations, Revenue Rulings and other promulgations of the United State Treasury, Kentucky Revised Statutes, Kentucky Administrative Regulations, Kentucky Department of Revenue administrative interpretations, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

The opinions expressed herein are based solely upon our interpretation of Kentucky Revised Statutes, as interpreted by court decisions, and by regulations and rulings issued by the Kentucky Department of Revenue.

The opinions expressed herein are not binding on the Kentucky Department of Revenue and there can be no assurance that the Kentucky Department of Revenue will not take a position contrary to any of the opinions expressed herein.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material Kentucky individual income tax, corporate income tax and LLET effects with respect to the Plan; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

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Use of Opinion

We consent to the inclusion or reference to this opinion in any regulatory filings required by the Officer of the Comptroller of the Currency and the U.S. Securities and Exchange Commission. Except for inclusion in regulatory filings required by the Officer of the Comptroller of the Currency and the U.S. Securities and Exchange Commission, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity without the prior written consent of this firm. Any such authorized party receiving a copy of this letter must consult and rely upon the advice of its own counsel, accountant, or other adviser.

Respectfully submitted,

/s/ Crowe Horwath LLP

Crowe Horwath LLP

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